UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On June 24, 2022, AC Immune SA (“AC Immune”) held its Annual General Meeting of Shareholders. The Management presentation to shareholders is attached hereto as Exhibit 99.1 and the press release relating to the results of the Annual General Meeting is attached hereto as Exhibit 99.2. The amended Articles of Association are attached hereto as Exhibit 99.3, the notarized version of which will be published on AC Immune’s website (https://ir.acimmune.com/governance) after the filing of the document with the Swiss Register of Commerce. The final results of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: 2021 IFRS Consolidated Financial Statements, 2021 Statutory Annual Report and 2021 Compensation Report

Agenda Item 1.1: Approval of 2021 Consolidated IFRS Financial Statements and 2021 Statutory Annual Report

AC Immune shareholders approved the 2021 IFRS Consolidated Financial Statements and the 2021 Statutory Annual Report, and took note of the Reports of the Auditors.

Agenda Item 1.2: Advisory Vote on the 2021 Compensation Report

AC Immune shareholders endorsed the 2021 Compensation Report.

Agenda Item 2: Appropriation of Loss

AC Immune shareholders approved that the net loss for the year 2021 in the amount of KCHF 75,204 increases the “accumulated losses brought forward” of KCHF 119,975, resulting in a new balance of “accumulated losses brought forward” of KCHF 195,179.

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

AC Immune shareholders approved the discharge of the members of the Board of Directors and of the Executive Committee of their liabilities for their activities in the 2021 financial year.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved:

A. The total maximum amount of compensation for the Board of Directors of CHF 1,242K (cash-based and equity or equity linked instruments at grant value, excluding employer social security and pension contributions) covering the period from 1 July 2022 to 30 June 2023;

B. The total maximum amount of non-performance-related cash compensation for the Executive Committee, of CHF 1,498K (cash-based compensation, excluding employer social security and pension contributions) from 1 July 2022 to 31 December 2022;

C. The total maximum amount of variable compensation for the Executive Committee of CHF 1,158K (cash-based compensation, excluding employer social security and pension contributions) for the current year 2022;

D. The maximum grant of equity or equity linked instruments for the Executive Committee with a maximum value of CHF 1,839K (equity or equity linked instruments at grant value, excluding employer social security and pension contributions) from 1 July 2022 to 31 December 2022; and

E. The total maximum compensation for the Executive Committee with maximum value of CHF 7,895K (cash-based compensation, variable compensation, and equity or equity linked instruments at grant value, excluding employer social security and pension contributions) from 1 January 2023 to 31 December 2023.

Agenda Item 5: Re-elections

Agenda Item 5.1: Re-elections of Members of the Board

AC Immune shareholders approved the re-election of Douglas Williams as member and as Chairman of the Board and the re-election of Monika Bütler, Alan Colowick, Tom Graney, Carl June, Werner Lanthaler, Andrea Pfeifer, Monica Shaw and Roy Twyman as members of the Board of Directors, each until the end of the Annual General Meeting 2023.

Agenda Item 5.2: Re-elections of Members of the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the re-election of Tom Graney, Roy Twyman and Douglas Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the Annual General Meeting 2023.

Agenda Item 5.3: Re-election of the Statutory Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Pully, Switzerland, for a term of office of one year.

Agenda Item 5.4: Re-election of the Independent Proxy

AC Immune shareholders approved the re-election of Reymond & Associés, Lausanne, as AC Immune’s independent proxy until the end of the Annual General Meeting 2023.

Agenda Item 6: Amendments of the Articles of Association

Agenda Item 6.1: Authorized Share Capital

AC Immune shareholders approved introducing a new article 3a into the articles of association to add authorized share capital to enable the Board of Directors to issue up to 20,000,000 new registered common shares of CHF 0.02 nominal value each until 24 June 2024.

Agenda Item 6.2: Conditional Capital Increase for Bonds and Similar Debt Instruments

AC Immune shareholders approved an amendment to the existing first paragraph of article 3b (Conditional Share Capital Increase for Bonds and Similar Debt Instruments) of the articles of association to increase the conditional capital for bonds and similar debt instruments in the maximum amount of CHF 100,000 by allowing the issuance of 5,000,000 registered shares of CHF 0.02 nominal value each.

Agenda Item 6.3: Conditional Capital Increase for Employee Benefit Plans

AC Immune shareholders approved an amendment to the existing first paragraph of article 3c (Conditional Share Capital Increase for Employee Benefit Plans) of the articles of association to increase the conditional capital for the benefit plans of employees and individuals of comparable positions, in the maximum amount of CHF 96,000 by allowing the issuance of 4,800,000 registered common shares of CHF 0.02 nominal value each.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: June 24, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual General Meeting presentation
99.2	Press Release dated June 24, 2022
99.3	Articles of Association as of June 24, 2022